PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68725

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sherman & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6302 Fairview Road, Suite 320
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pamela Carico	704-943-2671	pcarico@sherman-company.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company C.P.A.s
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, F. Laughton Sherman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sherman & Company LLC, as of 12/31, 2021 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LAURA D. NESTICO NOTARY PUBLIC MECKLENBURG COUNTY, NC

Signature: F. L. S.

Title: CEO

Laura D Nestico

Notary Public

LAURA D. NESTICO, MY COMMISSION EXPIRES AUGUST 25, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sherman & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sherman & Company, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sherman & Company, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sherman & Company, LLC's management. Our responsibility is to express an opinion on Sherman & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sherman & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2022

SHERMAN & COMPANY LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:

Cash & Cash Equivalents	$	1,701,431
Accounts receivable		89,000
Prepaid expense		3,456
Deposits		3,190
Other current assets		1,071
Total current assets	$	1,798,148
TOTAL ASSETS	$	1,798,148

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accounts payable and accrued expenses	$	29,099
Deferred Revenue		16,000
Deferred Rent Benefit		31,897
Due to parent		151,005
TOTAL CURRENT LIABILITIES	$	228,001
MEMBER'S EQUITY	$	1,570,147
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,798,148

The accompanying notes are an integral part
of these financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Organization and Nature of Business

    Sherman & Company LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") effective June 14, 2011. The Company is a limited liability company organized under the laws of the State of North Carolina and a wholly-owned subsidiary of Sherman & Company Holdings LLC (the "Parent" and sole member).

    The Company provides investment banking services including merger and acquisition advisory, capital raising, strategic advisory, fairness opinions/valuations, and regulatory advisory.

    Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

    Basis of Accounting

    The Company's financial statements are on an accrual basis of accounting as required by U.S. generally accepted accounting principles and as required by the SEC and FINRA.

    Estimates

    The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Revenue Recognition

    On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

    Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees.

    These services include agreements to provide advisory services to customers for which the Company charges the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, valuations, leveraged buyouts, and fundraising activity.

    The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. Total deferred revenue was $16,000 at December 31, 2021.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

   Income Taxes

   The Company elected S corporation status effective January 1, 2014. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the member.

   The Company has adopted the provisions of FASB Accounting Standards Codification740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.The Company has evaluated its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

   Advertising Costs

   Advertising costs, if any, are charged to expenses as incurred. The Company incurred $1,132 in advertising costs for the year ended December 31, 2021. Such amount is included in marketing on the accompanying Statement of Operations.

   Concentration of Credit Risk

   The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses insuch accounts and believes it is not exposed to any significant credit risk for cash.

   Accounts Receivable

   The company evaluated the collectibility of accounts receivable and has determined no valuation allowance is necessary. The terms are due upon providing services.

   The Company is evaluating new accounting standards and will implement as required.

2. **CONCENTRATIONS**

   For the year ended December 31, 2021, 75% of revenue was earned from four customers. These are included in advisory fees on the accompanying Statement of Operations.

3. **RELATED PARTY TRANSACTIONS**

   Per the terms of the expense sharing agreement, the Company reimburses the Parent for certain expenses including payroll and general office expenses, and these expenses were classified accordingly on the accompanying Statement of Operations. The Company paid $2,374,472 to the Parent for such expenses for the year ended December 31, 2021. At December 31, 2021 the Company had $151,005 due to the Parent, and such amount is reflected on the accompanying Statement of Financial Condition.

   In 2016, the Company entered into a rental agreement with a related party of the Company to rent an apartment in New York City when Company employees travel there for business. The total amount paid to the related party for apartment rental was $440 for the year ended December 31, 2021. The Company also pays rent and office equipment leases on behalf of its parent for its Charlotte and New York offices. The total amount paid for rent was $76,611.

4. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $ 1,473,430 which was $ 1,458,230 in excess of its required net capital of $ 15,200. The company's percentage of aggregate indebtedness to net capital was 15.47%.

5. **SUBSEQUENT EVENTS**

   The Company has evaluated subsequent events through February 27, 2022, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.

6. **CASH & CASH EQUIVALENTS**

   The Company considers highly liquid investments with maturity dates of three months or less to be cash equivalents.

7. **DEFERRED RENT BENEFIT**

   The Parent entered into an amendment to its office lease for the Company's Charlotte office in May 2021. The lease includes an abatement period of five (5) months. The Deferred Rent Benefit is the unamortized portion of the abated rent.